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                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-7850                                                              December 31, 1999
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      Armada Advantage and Parkstone Advantage Funds
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4. Address of principal executive office (number, street, city, state, zip code):

      One Freedom Valley Drive, Oaks, PA 19456
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INSTRUCTIONS
This Form must be completed by investment companies that have custody of securities or similar investments

INVESTMENT COMPANY
1.  All items must be completed by the investment company.

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2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT
3. Submit this Form to the securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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March 13, 2000


Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115


       Report of Management on Compliance with Rules 17f-1 and -2 of the
                         Investment Company Act of 1940

We, as members of management of National City Bank ("the Company"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 1999.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999 with respect to securities and similar investments reflected in the investment account of the Company.


Very truly yours,

/s/ Brian R. Loveless
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 Brian R. Loveless
 Senior Vice President

/s/ Robert A. Arnold
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 Robert A. Arnold
 Senior Vice President

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                       Report of Independent Accountants


To the Board of Directors of
Armada Advantage and Parkstone Advantage Funds


We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rules 17f-1 and -2 of the Investment Company Act of 1940" that the Armada Advantage and Parkstone Advantage Funds (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of December 31, 1999 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 1999, and with respect to agreement of security and similar investments purchases and sales, for the period from August 1, 1999 through December 31, 1999;

     [ ] Count and inspection of all securities and similar investments located in the vault of National City Bank (the "Custodian") without prior notice to management;

     [ ] Confirmation of all securities and similar investments held by institutions in book entry form (Depository Trust Company, the Federal Reserve Bank of Cleveland, Union Bank of California, and Goldman Sachs & Co.);

     [ ] Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     [ ] Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

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     [ ] Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records; and

     [ ] Agreement of a total of five security and/or investment purchases and security and/or investment sales or maturities since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Armada Advantage and the Parkstone Advantage Funds complied, in all material respects, with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 1999 with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of the board of directors and management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                  /s/ Ernst & Young LLP
Cleveland, Ohio
March 13, 2000